ALAIA Market Linked Trust
c/o Beech Hill Securities, Inc.
880 Third Avenue, 16th Floor
New York, New York 10022

November 18, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ALAIA Market Linked Trust, Series 1-1,
ALAIA SPDR® S&P 500® ETF Defined Outcome Solution Amendment No. 4 to Form S-6
File No. 333-206756; ICA File No. 811-23095

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) we, ALAIA Market Linked Trust (the “Registrant”), and Beech Hill Securities, Inc., the principal underwriter of the Registrant, respectfully request acceleration of Amendment No. 4 to the Registrant’s Registration Statement on Form S-6 (the “Amendment”) to 12:00 p.m. on November 18, 2016, or as soon as possible thereafter.

The Registrant acknowledges that it is seeking acceleration of effectiveness of the Amendment to a date prior to receipt of requested exemptive relief from certain provisions of the Investment Company Act of 1940 and the rules adopted thereunder (collectively, the “1940 Act”).  The Registrant also acknowledges that such exemptive relief from certain provisions of the 1940 Act is not necessary for ALAIA SPDR® S&P 500® ETF Defined Outcome Solution as of the date hereof, and that it will not engage in any of the activities for which such relief is necessary unless and until such relief is granted.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the 1940 Act.

ALAIA MARKET LINKED TRUST	BEECH HILL SECURITIES, INC.

By: Beech Hill Securities, Inc.

As Depositor

By:	/s/ Vincent Iannuzzi		By:	/s/ Vincent Iannuzzi
Name:	Vincent Iannuzzi		Name:	Vincent Iannuzzi
	Title:	Chief Financial Officer and Chief Operating Officer		Title:	Chief Financial Officer and Chief Operating Officer